UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 4

                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   ( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

   1.   Name and Address of Reporting Person:

        J. Michael Straka
        36076 N. Beach Road
        Oconomowoc, WI  53066

   2.   Issuer Name and Ticker or Trading Symbol:

        CIB Marine Bancshares, Inc. (not listed)

   3.   IRS or Social Security Number of Reporting Person (Voluntary):


   4.   Statement for Month/Year:

        March 2001

   5.   If Amendment, Date of Original (Month/Year):


   6. Relationship of Reporting Person(s) to Issuer (Check all applicable):

        (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)

        President and Chief Executive Officer

   7.   Individual or Joint/Group Filing (Check Applicable Line):

        (X) Form filed by One Reporting Person
        ( ) Form filed by More than One Reporting Person


                                          Table I -- Non-Derivative Securities Acquired,
                                                Disposed of, or Beneficially Owned

                                                                              5. Amount of
                                                                               Securities      6. Owner-
                                                                              Beneficially    ship Form:     7. Nature of
                                                                              Owned at End   Direct (D) or     Indirect
       1. Title of  2. Transaction  3. Transaction  4. Securities Acquired      of Month         Indi-        Beneficial
         Security    Date (Month/        Code       (A) or Disposed of (D)      (Instr. 3      rect (I)       Ownership
        (Instr. 3)     Day/Year)      (Instr. 8)      (Instr. 3, 4 and 5)        and 4)       (Instr. 4)      (Instr. 4)
       ------------ --------------  --------------  ----------------------    -------------  ------------    -----------
                                     Code     V     Amount (A)or(D)  Price
                                     ----     -     ------ --------  -----
     Common stock       3/22/01       S              7,392     D     $20.13                        D

     Common stock       3/24/01       S             18,530     D     $20.13     154,378            D

     Common stock                                                                 3,000            I         By spouse

     Common stock                                                                18,067(1)         I         By ESOP

     Common stock                                                                 4,800(2)         I         By SIG, a general
                                                                                                             partnership

                                                                                  1,500(2)         I         By Straka &
     Common stock                                                                                            Straka, a general
                                                                                                             partnership

                                                                                  2,250(2)         I         By Straka, Straka,
     Common stock                                                                                            Straka, an general
                                                                                                             partnership



                                           Table II -- Derivative Securities Acquired,
                                                Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)


                                                                                                     9.       10.
                                                5.                                                 Number   Owner-
                                              Number                                                 of      ship
                                             of Deri-                                             Deriva-   Form of
                                              vative         6.                                     tive    Deriva-   11.
                   2.                        Securi-        Date                                   Secur-    tive    Nature
         1.     Conver-                        ties        Exer-                                   ities    Secur-  of Indi-
      Title of    sion      3.               Acquired     cisable                          8.     Benefi-    ity:     rect
       Deriva-  or Exer-  Trans-              (A) or        and               7.        Price of   cially   Direct   Bene-
        tive      cise    action      4.     Disposed      Expir-         Title and      Deriva-  Owned at  (D) or   ficial
       Secur-   Price of   Date     Trans-    of (D)       ation          Amount of       tive     End of    Indi-   Owner-
         ity    Deriva-  (Month/    action   (Instr.        Date          Underlying    Security   Month   rect (I)   ship
       (Instr.    tive     Day/      Code      3, 4       (Month/         Securities     (Instr.  (Instr.   (Instr. (Instr.
         3)     Security  Year)   (Instr. 8)  and 5)     Day/Year)     (Instr. 3 and 4)    5)        4)       4)       4)
      --------  -------- -------- ---------- --------  -------------  ----------------- --------  --------  ------- -------
                                  Code   V   (A)  (D) Date  Expir-    Title    Amount
                                  -----  --  ---  --- Exer- ation     ------   or Num-
                                                      cis-  Date               ber of
                                                      able  -------            Shares
                                                      ------                   --------
     Employee     $4.95                                 (3) 06/30/03  Common   19,500              19,500      D
     Stock                                                            stock
     Option
     (right to
     buy)(3)

     Employee     $8.50                                 (4) 01/01/05  Common   13,500              13,500      D
     Stock                                                            stock
     Option
     (right to
     buy)(4)

     Employee    $10.87                                 (5) 04/25/06  Common    34,200             34,200      D
     Stock                                                            stock
     Option
     (right to
     buy)(5)

     Employee    $13.07                                 (6) 02/25/08  Common   23,850              23,850      D
     Stock                                                            stock
     Option
     (right to
     buy(6)


                                                                                                     9.       10.
                                                5.                                                 Number   Owner-
                                              Number                                                 of      ship
                                             of Deri-                                             Deriva-   Form of
                                              vative         6.                                     tive    Deriva-   11.
                   2.                        Securi-        Date                                   Secur-    tive    Nature
         1.     Conver-                        ties        Exer-                                   ities    Secur-  of Indi-
      Title of    sion      3.               Acquired     cisable                          8.     Benefi-    ity:     rect
       Deriva-  or Exer-  Trans-              (A) or        and               7.        Price of   cially   Direct   Bene-
        tive      cise    action      4.     Disposed      Expir-         Title and      Deriva-  Owned at  (D) or   ficial
       Secur-   Price of   Date     Trans-    of (D)       ation          Amount of       tive     End of    Indi-   Owner-
         ity    Deriva-  (Month/    action   (Instr.        Date          Underlying    Security   Month   rect (I)   ship
       (Instr.    tive     Day/      Code      3, 4       (Month/         Securities     (Instr.  (Instr.   (Instr. (Instr.
         3)     Security  Year)   (Instr. 8)  and 5)     Day/Year)     (Instr. 3 and 4)    5)        4)       4)       4)
      --------  -------- -------- ---------- --------  -------------  ----------------- --------  --------  ------- -------
                                  Code   V   (A)  (D) Date  Expir-    Title    Amount
                                  -----  --  ---  --- Exer- ation     ------   or Num-
                                                      cis-  Date               ber of
                                                      able  -------            Shares
                                                      ------                   --------
     Employee    $16.23                                 (7) 07/29/09  Common   32,100              32,100      D
     Stock                                                            stock
     Option
     (right to
     buy)(7)

     Employee    $18.40                                 (8) 07/27/10  Common    29,348             29,348      D
     Stock                                                            stock
     Option
     (right to
     buy)(8)

     Explanation of Responses:
     (1) Represents shares allocated to the reporting person, at 12/31/00, pursuant to the issuer s ESOP.
     (2) The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
     (3) The employee stock option vests in five equal annual installments which began on June 30, 1994.
     (4) The employee stock option vests in five equal annual installments which began on January 1, 1996.
     (5) The employee stock option vests in five equal annual installments which began on April 25, 1997.
     (6) The employee stock option vests in five equal annual installments which began on February 25, 1999.
     (7) The employee stock option vests in five equal annual installments which began on July 29, 2000.
     (8) The employee stock option vests in five equal annual installments beginning on July 27, 2001.



   SIGNATURE OF REPORTING PERSON:


   /s/ J. Michael Straka
   --------------------------------
   J. Michael Straka

   DATE:  April 9, 2001